IMPERIAL CHEMICAL INDUSTRIES PLC – INTERIM REPORT 2006

Copies of ICI’s Interim Report 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel no. 020 7066 1000

Copies of the Interim Report 2006 will shortly be available for inspection on the Company website at www.ici.com.

10 August 2006